UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Final Amendment)*

FEDNAT HOLDING COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31431B109

(CUSIP Number)

Larry G. Swets, Jr.

FG Financial Group, Inc.

360 Central Ave, Suite 800

St. Petersburg, FL 33701

With a copy to:

David C. Fischer, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4827

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 4, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON FG Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 790,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 790,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 790,371
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON FG Financial Group Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 790,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 790,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 790,371
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON FG Financial Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 790,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 790,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 790,371
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Final Amendment to Statement of Beneficial Ownership on Schedule 13D (this “Final Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D filed by FG Financial Group, Inc. (f/k/a/ 1347 Property Insurance Holdings, Inc.) (“FGF”) on December 11, 2019, as amended by Amendment No. 1 thereto filed by FGF and FG Reinsurance Limited (f/k/a Fundamental Global Reinsurance Ltd.) (“FGRe”) on July 30, 2020, Amendment No. 2 thereto filed by FGF and FGRe on September 17, 2020, Amendment No. 3 thereto filed by FGF, FG Financial Group Holdings LP (“FGL”) and FG Financial Group Holdings GP, LLC (“FGP”) on May 28, 2021, and Amendment No. 4 thereto filed by FGF, FGL and FGP on December 8, 2021 (collectively, the “Schedule 13D” or this “Statement”), each with respect to the common stock, $0.01 par value per share (the “Common Stock”), of FedNat Holding Company, a Florida corporation (the “Company”). Capitalized terms used but not defined in this Final Amendment shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Final Amendment, the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

(a) After consummation of the transactions listed in part (c) below, the Reporting Persons beneficially own in the aggregate 790,371 shares of Common Stock, which represents approximately 4.5% of the Company’s outstanding shares of Common Stock.

Reporting Person	Transaction Date	Number of Shares Sold	Price per Share (excluding brokerage commissions and transaction costs)
FG Financial Group Holdings LP	February 22, 2022	32,265	$1.23
FG Financial Group Holdings LP	February 23, 2022	49,112	$1.18
FG Financial Group Holdings LP	February 24, 2022	14,300	$1.16
FG Financial Group Holdings LP	February 25, 2022	13,121	$1.17
FG Financial Group Holdings LP	February 28, 2022	7,468	$1.18
FG Financial Group Holdings LP	March 1, 2022	4,800	$1.17
FG Financial Group Holdings LP	March 2, 2022	8,600	$1.18
FG Financial Group Holdings LP	March 3, 2022	32,300	$1.10
FG Financial Group Holdings LP	March 4, 2022	55,534	$1.21

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 6 , 2022

FG Financial Group Holdings, LP

By:	FG Financial Group Holdings, GP, LLC, its general partner

/s/ Larry G. Swets, Jr.
Name:	Larry G. Swets, Jr.
Title:	Executive Officer

FG Financial group holdings, gp, LLC

/s/ Larry G. Swets, Jr.
Name:	Larry G. Swets, Jr.
Title:	Executive Officer

FG Financial group, INC.

/s/ Brian Bottjer
Name: Brian Bottjer
Title: Chief Accounting Officer